BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company"), pursuant to CVM Instruction 358, of January 03, 2002, as amended by ICVM 547/14, hereby informs its shareholders and the market in general that the Company’s Board of Directors’ meeting held on 09.25.2014 approved the change in the way the Company’s Material Facts are disclosed, as set forth in the policy on disclosure of Material Acts or Facts and Trading of Securities Issued by BRF S.A. ("Disclosure and Trading Policy"). From now on, material facts will be published in (a) the webpage of Valor Econômico news portal (http://www.valor.com.br/valor-ri), (b) the webpage of PR News portal (http://www.prnewswire.com), (c) the webpage of the Company (http://www.brf-br.com/ri) and (d) the submission of Informações Periódicas e Eventuais CVM (CVM´s IPE system) according to the Instruction of Brazilian Securities Commission (“CVM”) 547, dated February 5, 2014.

In addition to the disclosure of Material Information by the communication channels mentioned above, any Material Information may also be published in major newspapers used by the Company. The announcement may contain a summarized description of the Material Information provided that it indicates the Internet address where the complete description of the Material Information is available, in content at least equal to that sent to CVM, stock exchanges and other entities as applicable. We will also maintain our mailing list as a communication tool, thus meeting the best practices of corporate governance and ensuring fairness and transparency in the processing of information.

We emphasize that the obligation of the Company to disclose relevant Acts and Facts in newspapers of general circulation in the State where the Company´s headquarters are located will remain, as well as in the Official Gazette of that State.

The Company’s Disclosure and Trading Policy is available online through its website and also CVM’s website as described above.

The Company also informs that made all the necessary changes to its Formulário Cadastral, as required by CVM Instruction 480 of December 7, 2009, as amended.

São Paulo, October 07, 2014.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer